

03014772

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
MAR 1 0 2003
WASH. D.C.
155
PROCESSING
SECTION

BB
3/21

SEC File No. 8-52692

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/01/02   AND ENDING   12/31/02

                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
     MKG Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
     111 S.W. Naito Parkway, Suite 400
     Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
     Mark Gaskill   503-226-6700

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
     Deloitte & Touche LLP
     111 S.W. Fifth Avenue, Suite 3900
     Portland, Oregon 97204-3642

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.



PROCESSED
APR 04 2003
THOMSON
FINANCIAL



MKG FINANCIAL GROUP, INC.

(SEC I.D. NO. 8-52692)

**FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002,
AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL
REPORT ON INTERNAL CONTROL**

* * * * * *

MKG FINANCIAL GROUP, INC.

Table of Contents

OATH OR AFFIRMATION

I, Mark K. Gaskill, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MKG Financial Group, Inc., for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 3-1-03
Signature   Date

_____
Title

_____ 3/1/03
Notary Public

- 1 -

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, Oregon 97204-3642

Tel: (503) 222-1341
Fax: (503) 224-2172
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

The Managing Director
MKG Financial Group, Inc.

We have audited the accompanying statement of financial condition of MKG Financial Group, Inc. (the "Company") as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of MKG Financial Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had a regulatory net capital deficit at December 31, 2002. This matter raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 27, 2003

Deloitte
Touche
Tohmatsu

- 2 -

MKG FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 2,971
Accounts receivable	135
Furniture, equipment, and leasehold improvements, net	35,045
Deposits with clearing organizations	25,000
Prepaid expenses and other assets	11,259
TOTAL ASSETS	**$ 74,410**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable	$ 19,664
Accrued liabilities and other expenses	6,077
Capital lease obligations	17,954
Total liabilities	43,695

STOCKHOLDER'S EQUITY:

Capital stock, $1.00 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	206,617
Accumulated deficit	(176,002)
Total stockholder's equity	30,715
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 74,410**

See notes to financial statements.

MKG FINANCIAL GROUP, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$1,014,056
Losses on firm securities investment accounts	(6,890)
Interest and dividend income	3,241
Other income	90,092
Total revenues	1,100,499
EXPENSES:	
Salaries and related expenses	494,047
Communications and data processing	44,198
Occupancy and equipment	72,553
Professional fees	109,850
Clearinghouse fees	76,208
Advertising and promotion	179,202
Other expenses	99,305
Total expenses	1,075,363
NET INCOME	$ 25,136

See notes to financial statements.

MKG FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-in Capital	Accumu-lated Deficit	Total Stock-holder's Equity
	Shares	Amount			
BALANCE, JANUARY 1, 2002	100	$ 100	$ 271,478	$ (201,138)	$ 70,440
Net income				25,136	25,136
Capital contributions			79,776		79,776
Distributions			(144,637)		(144,637)
BALANCE, DECEMBER 31, 2002	100	$ 100	$ 206,617	$ (176,002)	$ 30,715

See notes to financial statements.

MKG FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 25,136
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	16,165
Changes in assets and liabilities:	
Investments	49,096
Prepaid expenses and other assets	2,755
Accounts receivable	15,989
Accounts payable and accrued expenses	(24,139)
Net cash provided by operating activities	85,002
CASH FLOWS FROM INVESTING ACTIVITIES—	
Purchase of furniture and equipment	(14,134)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	79,776
Distributions paid	(144,637)
Net change in capital lease obligations	(5,502)
Net cash used in financing activities	(70,363)
INCREASE IN CASH AND CASH EQUIVALENTS	505
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,466
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,971

See notes to financial statements.

MKG FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. **ORGANIZATION**

   MKG Financial Group, Inc. (the "Company") is an Oregon corporation that was organized on March 19, 1999 and obtained its license as a broker-dealer registered with the Securities and Exchange Commission ("SEC") on December 7, 2000. The Company is principally engaged in the general business of securities broker, agent, or principal, including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities ordinarily or necessarily dealt with by security brokers, agents, or principals.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION**

   The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As further described in Note 5, the Company had a regulatory net capital deficit at December 31, 2002, which prompted closure of the Company by the National Association of Securities Dealers, Inc. (the "NASD") on January 29, 2003, until additional capital could be raised. These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

   The financial statements do not include any adjustments relating to the recoverability of recorded asset amounts or to amounts of liabilities that may be necessary should the entity be unable to continue as a going concern. The Company's sole stockholder contributed $51,500 in additional capital, and the Company was permitted by the NASD to resume normal business on February 1, 2003. The Company is also taking measures to decrease operating expenses. In addition, the Company believes that due to economic uncertainties in the U.S. equity markets during 2002, revenues were abnormally low at the end of 2002, and will increase throughout 2003. However, no assurance can be given that the Company will be successful in sustaining its cost cutting measures, or that revenues will increase during 2003.

   Cash and Cash Equivalents include cash and money market funds.

   Investments held in trading and investment accounts are carried at market value. The resulting difference between cost and market is included in income. The Company had no investments at December 31, 2002.

   Furniture, Equipment, and Leasehold Improvements are carried at cost. Furniture, fixtures, and equipment under capital leases are stated at the present value of minimum lease payments at inception of the lease and amortized over the length of the lease. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and revenues and expenses for the period. Actual results could differ from those estimates.

Income Taxes—The Company has elected S corporation status effective April 1, 2000. Earnings and losses are included in the personal income tax return of the stockholder. Accordingly, no tax provision is reflected in the Company's financial statements.

Revenue Recognition—Security transactions and related revenue are recorded on a trade date basis. The Company receives payments for certain services in the form of advertising credits. Revenue is recorded on the date the services are provided by the Company at the estimated fair value of those services, with the related advertising expense recorded as the credits are utilized. The Company recorded $36,700 of income, and $34,951 of expense related to these nonmonetary transactions during the year ended December 31, 2002.

Capital Contributions—Approximately $61,000 in expenses recorded by the Company during the year ended December 31, 2002 have been personally assumed by its sole stockholder, and have been treated as a capital contribution in the accompanying financial statements.

3. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2002:

		Estimated Useful Lives
Furniture, fixtures, and equipment	$ 30,998	3 - 5 years
Computer hardware and software	38,960	3 - 4 years
Total	69,958	
Less accumulated depreciation and amortization	(34,913)	
Total	$ 35,045	

4. LEASES

The Company is obligated under various capital leases for office equipment. The leases expire at various dates during the next four years. The gross amounts of equipment and related accumulated amortization recorded under capital leases were $26,494 and $9,838, respectively, as of December 31, 2002.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2002 are as follows:

Year Ending December 31	Capital	Operating
2003	$ 7,313	$ 48,254
2004	7,313	2,028
2005	4,390	
2006	1,282	
Total future minimum lease payments	20,298	$ 50,282
Less amount representing interest	2,344	
Present value of net minimum capital lease payments	$ 17,954	

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had a regulatory net capital deficit of $6,748 which was $11,748 less than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was (6.48) to 1.

The Company filed an amended Form X-17A-5 for the quarter ended December 31, 2002 with the NASD on January 29, 2003, after discovering that it had erroneously included certain assets as allowable assets in its computation of net capital under Rule 15c3-1. As a result of this amendment, the Company was below its net capital requirement, and the NASD ordered the Company not to solicit or do business with existing or new clients until the Company raised additional capital to meet the minimum required capital level. The Company's sole stockholder contributed $51,500 in additional capital, and the Company was permitted by the NASD to resume normal business on February 1, 2003.

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

*   *   *   *   *   *

MKG FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

STOCKHOLDER'S EQUITY	$ 30,715
LESS:	
Nonallowable assets:	
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization	26,069
Prepaid expenses and other	11,259
Accounts receivable	135
Total nonallowable assets	37,463
NET CAPITAL DEFICIT	$ (6,748)

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 43,695

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

NET CAPITAL REQUIREMENT, Greater of $5,000 or 6-2/3% of total aggregate indebtedness	$ 5,000
NET CAPITAL BELOW REQUIRED AMOUNT	(11,748)
NET CAPITAL DEFICIT	$ (6,748)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	(6.48) to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002):

Net capital deficit, as reported in Company's Part II (unaudited) amended FOCUS report	$ (7,258)
Audit adjustments to reverse excess expense accrual	510
Net capital deficit per above	$ (6,748)

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002):

Aggregate indebtedness, as reported in Company's Part IIA (unaudited) FOCUS report	$ 51,930
Netting of balances with clearing broker	(7,725)
Audit adjustments to reverse excess expense accrual	(510)
Aggregate indebtedness per above	$ 43,695

MKG FINANCIAL GROUP, INC.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, Oregon 97204-3642

Tel: (503) 222-1341
Fax: (503) 224-2172
www.deloitte.com

Deloitte
& Touche

February 27, 2003

The Managing Director
MKG Financial Group, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of MKG Financial Group, Inc. (the "Company") for the year ended December 31, 2002 (on which we have issued our report dated February 27, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Deloitte
Touche
Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This matter does not affect our report on the financial statements of the Company for the year ended December 31, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We noted the following matter which we consider to be a material inadequacy as defined by Rule 17a-5(g)(3):

> During 2002, the Company erroneously included certain assets as allowable assets in its computation of net capital under Rule 15c3-1. This caused the Company to violate its minimum net capital requirements and as of December 31, 2002, the Company had a net capital deficit of $(6,748). The Company's sole stockholder contributed $51,500 in additional capital in January 2003 to eliminate the net capital deficiency.

This report is intended solely for the information and use of the Managing Director, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP